Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637

March 19, 2013	Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

BY EDGAR	Philip J. Niehoff Direct Tel +1 312 701 7843 Direct Fax +1 312 706 8180 lhamilton@mayerbrown.com
John Grzeskiewicz Senior Counsel Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	The Principal Real Estate Income Fund
(f/k/a The Principal Commercial Mortgage Backed Securities Income Fund)
File Nos. 333-183789 and 811-22742

Dear Mr. Grzeskiewicz:

On behalf of the above-captioned registrant (the “Fund”), enclosed for your information and review are responses to the comments from the staff of the Commission (the “Staff”) set forth in your letter dated October 4, 2012.  This correspondence is being filed in electronic format today with the Securities and Exchange Commission (the “Commission”).  These responses are also being incorporated into Amendment No. 1 to the Registration Statement on Form N-2 under the Securities Act of 1933 (File No. 333-183789) and the Investment Company Act of 1940 (File No. 811-22742) (the “Amended Registration Statement”) that is also being filed today with the Commission.

This letter is submitted to respond on a point-by point basis to the Staff’s comments.  Each of the Staff’s comments is set forth below (with page references unchanged) and is followed by the Fund’s response (with page references to the Amended Registration Statement).  For reference we have attached copies of the relevant pages from the Amended Registration Statement reflecting the revisions noted.

COMMISSION COMMENTS FOLLOWED BY FUND RESPONSES

GENERAL COMMENTS

1.             Please supply the undersigned with copies of any exemptive application and any no action request the Fund has submitted, or will submit, in connection with registration of its shares.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Response:

It is not currently intended that the Fund will submit any exemptive application or no action request in connection with registration of its shares.  However, as noted on page 8, subsequent to the Fund’s registration the Fund’s investment adviser, ALPS Advisors, Inc., intends to apply, on behalf of the Fund, for an order granting an exemption from Section 19(b) and Rule 19b-1 under the Investment Company Act of 1940.

2.             Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 (the “1933 Act”). See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response:

The prospectus has been reviewed and revised where necessary so as to conform to the Commission’s plain English requirements.

3.             Please advise the staff whether the Financial Industry Regulatory Authority has reviewed and approved the terms of the underwriting agreement.

Response:

As of this date the Financial Industry Regulatory Authority (“FINRA”) has not reviewed and approved the terms of the underwriting agreement as such agreement has not yet been finalized.  The Fund anticipates submitting the underwriting agreement to FINRA once the underwriter has been appointed and the agreement has been negotiated.

4.             If you intend to omit certain information from the form of the prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response:

The Fund intends to omit the following information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act: the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, and delivery dates.  Such information will be contained in a form of prospectus filed with the Commission pursuant to Rule 497(h) under the Securities Act.

5.             We may have more comments on disclosure included in any subsequent pre-effective amendment.

Response:

The Fund acknowledges that the Staff may have additional comments to the Amended Registration Statement.

6.             All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”).

Response:

The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17f-1(g) under the 1940 Act.

PROSPECTUS

Cover Page

7.             The chart on the cover page includes “Estimated offering costs” as a separate line item. Please revise the chart to conform to Item 1.1.g of Form N-2.

Response:

The chart on the cover page has been revised to conform to Item 1.1.g of Form N-2.

8.             Please consider abridging the disclosure on the cover page to make it pithier. Item 1.2 of Form N-2 states that the cover page “may include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.” (Emphasis added).

Response:

The disclosure on the cover page has been revised in response to this comment.

PROSPECTUS SUMMARY

Investment Objective and Principal Investment Strategies, Pages 1-3

9.             Since derivative instruments “may be used for portfolio investment and hedging purposes,” please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives- Related Disclosures by

Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response:

As requested, we have considered the Staff observations regarding derivatives set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “ICI Letter”).  In response, we have clarified the specific derivative instruments that the Fund intends to use in the first 24 months following its inception for the specific purposes identified therein.  Please see page 1 of the prospectus for a discussion of the use of interest rate swaps, caps, floors and collars, interest rate futures (and options thereon), rate forwards, credit default swaps, currency futures and forwards.  In addition, we have revised the Amended Registration Statement to include either a disclosure of the associated risks related to use of each of the above mentioned derivative instruments in proximity to the disclosure of such use or we have added cross-references to such risk disclosure.

10.          The disclosure states that the subadviser, as part of the Fund’s investments in commercial mortgage-backed securities (“CMBS”), may consider investing in re-REMICs. Please clarify the disclosure as to whether the Fund also invests in REMICs, as well as reREMICs, and whether “conduit or single borrower transactions” include REMICs.

Response:

The disclosure has been revised on page 2 of the prospectus to clarify that the Fund will invest in REMICs as well as re-REMICs and to also clarify that “conduit or single borrower transactions” include REMICs.

11.          Disclose whether the Fund has any requirements concerning maturity or duration when investing in debt instruments.

Response:

Disclosure has been added on page 2 of the prospectus to state that the Fund does not have any requirements concerning maturity or duration when investing in debt instruments.

12.          Disclose whether the “investment process” used by the subadviser was designed specifically for the Fund or is already applied by the subadviser to its other clients and transactions.

Response:

Disclosure has been added on page 4 of the prospectus to state that the investment process used by the subadviser is employed by the subadviser for other clients and was not designed specifically for the Fund.

Investment Limitations, Pages 3-4

13.                               Some issuers of CMBS are avoiding credit rating agencies altogether, other CMBS have had their credit rating significantly downgraded, and the integrity of the entire credit rating system has called into question. Please amplify the disclosure to address these developments.

Response:

Please see page 5 of the prospectus for disclosure addressing this comment.

Investment Adviser and Investment Subadviser, Page 4 Administrator, Page 4

14.                               The precise demarcation of duties among the adviser, subadviser, and administrator needs to be further clarified. Are the duties of the subadviser confined to managing and selecting the CMBS portion of the portfolio? Do the administrator’s duties extend to the buying and selling of CMBS — or is that done by the adviser? If the administrator is responsible for calculating the Fund’s net asset value and managing the Fund’s business affairs, what is there left for the adviser to do?

Response:

The prospectus has been revised on page 6 to reflect the duties of each of the adviser, subadviser and administrator.  Under the investment advisory agreement between the Fund and the adviser, the adviser is responsible for, among other things, managing the Fund’s assets and continuously investing and reinvesting the Fund’s assets on a fully discretionary basis; furnishing a continual investment program for the Fund in accordance with the Fund’s investment objective and policies; and managing the Fund’s business affairs. The adviser may delegate its investment advisory responsibilities for all or a portion of the Fund’s assets to approved subadviser(s).

The adviser is also responsible for making recommendations to the board regarding, and monitoring (for purposes of 1940 Act compliance, general market conditions and otherwise), the Fund’s use of bank borrowings (other than reverse repurchase agreements) or other similar term loans and the Fund’s issuance of preferred shares (or other “senior securities” in the form of debt or stock pursuant to Section 18 of the 1940 Act) if any.  Under the advisory agreement, the adviser is specifically not responsible for monitoring for 1940 Act compliance a subadviser’s use of reverse repurchase agreements, derivative instruments or other instruments or trading practices that, according to the SEC or its staff, may cause senior securities concerns.(1)

With respect to the Fund’s assets that are allocated to the subadviser pursuant to the subadvisory agreement between the adviser and the subadviser, the subadviser is responsible for, among other things, continuously investing and reinvesting the Fund’s assets in accordance with the Fund’s investment objective and policies. The duties of the subadviser are not confined to managing and selecting only the CMBS portion of the Fund’s portfolio.

Under the subadvisory agreement, the subadviser is specifically responsible for monitoring for 1940 Act compliance the Fund’s use of reverse repurchase agreements, derivative instruments or other instruments or trading practices that, according to the SEC or its staff, may cause senior securities concerns. The subadviser is specifically not responsible for making recommendations to the board regarding, or monitoring (for purposes of 1940 Act compliance, general market conditions or otherwise), the Fund’s use of any bank borrowings (other than reverse repurchase agreements) or other similar term loans or any issuance by the Fund of preferred shares (or other “senior securities” in the form of debt or stock pursuant to Section 18 of the 1940 Act).

The administrator is not responsible for managing the Fund’s business affairs, nor is it responsible for managing the investment or reinvestment of any of the Fund’s assets.  Those responsibilities rest with the adviser (subject to the board’s oversight and direction) or, as applicable, with the subadviser.  The administrator is responsible for providing certain administrative, bookkeeping and pricing services to the Fund, as set out in the agreement between the administrator and the Fund.

Please see pages 6 and 55-56 for a description of the services to be provided by the adviser, subadviser and administrator.

15.          The management fees will be based on “Total Managed Assets.” This term has not yet been defined in the prospectus. It appears that “Total Managed Assets” may include certain forms of leverage. Please provide a definition of the term in your response to this letter. See the next comment.

(1)  See generally Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Aug. 31, 2011); Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), and Registered Investment Company Use of Senior Securities—Select Bibliography, available at http://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm (prepared by the staff).

Response:

The term Total Managed Assets is defined as the value of the total assets of the Fund  minus the sum of all accrued liabilities of the Fund (other than aggregate liabilities representing Limited Leverage, as defined below), calculated as of 4:00 p.m. Eastern time on such day or as of such other time or times as the Board of Directors may determine in accordance with the provisions of applicable law and of the declaration and bylaws of the Fund and with resolutions of the Board of Directors as from time to time in force.

Under normal market conditions, the Fund’s use of leverage through Borrowings (as defined below) and through the issuance of Preferred Shares (if any) will be limited to 33 1/3% of the Fund’s total assets immediately after such Borrowings and/or issuances (collectively, “Limited Leverage”).  “Borrowings” are defined to include: amounts received by the Fund pursuant to loans from banks or other financial institutions; amounts borrowed from banks or other parties through reverse repurchase agreements; amounts received by the Fund from the Fund’s issuance of any senior notes or similar debt securities.  Other than with respect to reverse repurchase agreements, Borrowings do not include trading practices or instruments that, according to the SEC or its staff, may cause senior securities concerns, (2) and are intended to include transactions that are subject to Section 18’s asset coverage requirements for the issuance of senior securities evidencing indebtedness (e.g., bank borrowings and the Fund’s issuance of any senior notes or similar securities) and senior securities in the form of stock (e.g., the Fund’s issuance of preferred shares).

Notwithstanding the 33 1/3% limit discussed above, the Fund may enter into derivatives or other transactions that may provide leverage but which are not subject to the foregoing 33 1/3% limitation, if the Fund earmarks or segregates liquid assets (or enters into offsetting positions) in accordance with applicable SEC regulations and interpretations to cover its obligations under those transactions and instruments (collectively, “Other Leverage”). (3)

For purposes of calculating the advisory fee, the subadvisory fee, and the administrative fee:

•      the Fund’s total assets would represent the value of all Fund assets, including those attributable to Limited Leverage and Other Leverage; and

•      the liabilities that would reduce total assets for this purpose would include all of the Fund’s liabilities, except those from Limited Leverage; any liabilities from Other Leverage would be included as liabilities for purposes of this calculation.

(2)  Id.

(3)  Id.

Based on the foregoing:

•      advisory fee, subadvisory fee, and administrative fee rates would increase from the use of Limited Leverage.

•      advisory fee, subadvisory fee, and administrative fee rates would not increase from the use of Other Leverage.

•      the dollar amount of these fees payable by the Fund will increase and decrease along with increases to and decreases in the value of the Fund’s total assets.

Assuming maximum Limited Leverage in the amount of 33 1/3% of the Fund’s total assets (after such Borrowings and/or issuance of Preferred Shares), the annual fee payable to the adviser will be 1.58% of net assets attributable to Common Shares (i.e., not including amounts attributable to Borrowings and/or Preferred Shares), and the annual fee payable to the administrator will be 0.23% of net assets attributable to Common Shares (the subadvisory fee is paid by the adviser out of its advisory fee).  These maximum fees are reflected in the fee table.  Currently, the Fund has no present intention to issue Preferred Shares.

Leverage, Pages 4-5

16.          The disclosure on pages 4 to 5 states:

The Fund generally will seek to enhance the level of its cash distributions to Common Shareholders through the use of financial leverage, which may include the borrowing of money (through the issuance of debt securities or otherwise) and the issuance of preferred shares (each a “Leverage Instrument” and collectively, “Leverage Instruments”) Under normal market conditions, the Fund’s policy is to utilize Leverage Instruments in an amount that represents approximately 33% of the Fund’s total assets, including proceeds from such Leverage Instruments (or approximately 49% of the Fund’s net assets).... In addition, based on market conditions at the time, the Fund may use Leverage Instruments in amounts that represent greater than 33% leverage to the extent permitted by (1) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction or (2) exemptive or other relief or permission from the SEC, SEC staff or other authority. (Emphasis added.)

This disclosure strongly suggests that leverage will be part of “Total Managed Assets” on which management fees are based and leads to the following comments:

(a)   In the prospectus, please clarify the meaning of the last sentence above. For example, will the Fund incur additional management fees if reverse repurchase agreements (or other debt) are covered by a segregated account? Put another way, for purposes of calculating the management fee, under what conditions will “Total Managed Assets” ever exceed the 33 1/3 test? Will management fees ever exceed the percentage stated in the fee table because of “covered” securities, and if so, is there an upper limit? If so, the fee table should reflect the higher percentage.

Response:

The prospectus has been revised to incorporate this comment from the Staff and to try to clarify the Fund’s policies and limitations on the use of leverage. This revised disclosure is set forth below, following responses to the specific questions posed in (a) above:

1.                                      The meaning of the last sentence in the quoted paragraph above is a reservation of the right to at some point in the future use additional leverage to the extent that the SEC or its staff permits such usage. The Fund has no current intention of requesting any such relief.

2.                                      The Fund does not expect to incur additional management fees as a result of reverse repurchase agreements (or similar obligations) being “covered” by a segregated account or by earmarking Fund assets.  Accordingly, the Fund does not expect that management fees will exceed the percentage stated in the fee table as a result of “covering” reverse repurchase agreements, derivatives or other types of transactions that may raise senior securities concerns.

3.                                      The percentages in the fee table are based on the Fund’s net assets (i.e., total assets less liabilities) attributable to common shares including 33 1/3% “leverage.”  The leverage referred to in the heading to the fee table is the same as Limited Leverage for purposes of calculating the management fee (the fee table has been clarified in this regard).   Therefore, the methodology used to determine the amount of assets on which the percentages in the fee table are based is the same as the methodology used to determine the amount of assets on which the management fee is based.  Because any Other Leverage in excess of 33 1/3% leverage is subject to earmarking or segregation (or offsetting transactions), the Fund likewise does not expect management fees to exceed the percentage stated in the fee table.

See also response to Comment 15 above.

The revised disclosure regarding use of leverage, in pertinent part, follows:

Under normal market conditions, the Fund’s policy is to utilize leverage through Borrowings (as defined below) and through the issuance of preferred shares (if any) in an amount that represents approximately 33 1/3% of the Fund’s total assets, including proceeds from such Borrowings and issuances (or approximately 50% of the Fund’s net assets) (collectively, “Limited Leverage”). “Borrowings” are defined to include: amounts received by the Fund pursuant to loans from banks or other financial institutions; amounts borrowed from banks or other parties through reverse repurchase agreements; amounts received by the Fund from the Fund’s issuance of any senior notes or similar debt securities. Other than with respect to reverse repurchase agreements, Borrowings do not include trading practices or instruments that, according to the SEC or its staff, may cause senior securities concerns, and are intended to include transactions that are subject to the asset coverage requirements in Section 18 of the 1940 Act for the issuance of senior securities evidencing indebtedness (e.g., bank borrowings and the Fund’s issuance of any senior notes or similar securities) and senior securities in the form of stock (e.g., the Fund’s issuance of preferred shares).

*        *        *

The Fund generally will seek to enhance the level of its cash distributions to Common Shareholders through the use of leverage, which may include Borrowings (as defined above), the issuance of preferred shares, and the use of derivatives or certain investment techniques. Under normal market conditions, the Fund’s policy is to utilize leverage through Borrowings and the issuance of preferred shares (if any) in an amount that represents approximately 33 1/3% of the Fund’s total assets, including proceeds from such Borrowings and issuances (or approximately 50% of the Fund’s net assets). However, based on market conditions at the time, the Fund may use such leverage in amounts that represent less than 33 1/3% of the Fund’s total assets.

*        *        *

Notwithstanding the 33 1/3% limit discussed above, the Fund may enter into derivatives or other transactions that may provide leverage (other than Limited Leverage), but which are not subject to the foregoing 33 1/3% limitation, if the Fund earmarks or segregates liquid assets (or enters into offsetting positions) in accordance with applicable SEC regulations and interpretations to cover its obligations under those transactions and instruments. The Fund will not enter into any such transaction if it would result in the Fund having total leverage (i.e., Limited Leverage plus any leverage incurred through these additional transactions) in excess of 40% of the Fund’s total assets. These additional transactions will not cause the Fund to pay higher advisory or administration fees than it would pay in the absence of such transactions, although these transactions will entail additional expenses which will be borne by the Fund.

(b)     Please provide to the staff a copy or draft of the management agreement. As you know, Section 15 of the 1940 Act provides that the management contract must precisely describe all compensation to be paid. The prospectus should also precisely describe the management fee, including listing each type of applicable form of leverage.  We may have further comments.

Response:

A copy of the draft management agreement, including a description of the compensation to be paid, is included with this letter.  The prospectus has also been revised on page 6 to describe the management fee and on page 6 to list each type of applicable form of leverage.  The Fund acknowledges that the Staff may have further comments.

(c) Page 31 of the prospectus (under “Leverage”) states, “However, to the extent that the Fund enters into offsetting transactions or owns positions covering its obligations, the leveraging effect is expected to be minimized or eliminated.” Will such transactions have any effect on the management fee?

Response:

Offsetting transactions are not expected to impact management fees as the increase in assets resulting from such a transaction (if there is any such increase) generally would be expected to have a corresponding increase in liabilities.  Covering is also not expected to increase management fees, as the assets used for cover are already included in the Fund’s total assets.  However, transactions for which cover is needed could increase liabilities, thereby decreasing the asset base on which the management fees are calculated.  See also response to Comment 15 above.

17.                               Please inform the staff whether the Fund has any present intention to issue debt securities or preferred shares during the first year of the Fund’s operations.

Response:

The Fund does not have any present intention to issue debt securities or preferred shares during its first year of operations.

18.                               Please amplify the disclosure to briefly explain the 300% asset coverage requirement for debt securities of closed-end funds imposed by Section 18(a)(1) of the 1940 Act and the 200% asset coverage requirement for preferred shares imposed by Section 18(a)(2) of the 1940 Act.

Response:

The prospectus has been revised on page 7 in response to this comment.

Distributions, Pages 5-6

19.                               Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response:

The Fund has not determined whether it will report a distribution yield.  The Fund acknowledges the Staff’s comments and in the event it does report a distribution yield, the Fund will incorporate these comments into such report.

Risks, Pages 7-20

20.                               Please consider adding a discussion of the possible risks to the CMBS market and to the rights of holders of CMBS as a consequence of current legal challenges to the practices of the Mortgage Electronic Registration Systems, Inc. (“MERS”). If you do not think this is necessary, please explain in your response letter your reasons for thinking that such disclosure is neither necessary nor pertinent.

Response:

The Fund’s investment subadviser, Principal Real Estate Investors, LLC (“PrinREI”) believes that the challenges to MERS will predominantly impact residential mortgage-backed securities and will have little or nominal effect on CMBS.  The CMBS market generally did not use the electronic registration system when loans were sold into the trust issuing the securities.  From its prior experience as an originator of loans for CMBS issuances, PrinREI was not actively engaged with MERS.  In addition, PrinREI is not aware of any stated concerns within the industry regarding challenges to MERS.

SUMMARY OF FUND EXPENSES, Page 21

21.                               Please confirm to the staff that the management fee has been calculated correctly based on leverage equal to 33% of the Funds’ total assets.

Response:

Please see response to Comment 15.  It is confirmed that the management fee has been calculated correctly based on leverage equal to 33 1/3% of the Funds’ total assets.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

Derivatives, Page 29

22.                               The prospectus states that the Fund may enter into credit default swaps.  Please clarify whether the Fund intends to write credit default swaps.  If the Fund intends to write credit default swaps, please highlight the risks and, in your response letter to the staff, please confirm that the entire notional amount will be covered.

Response:

The prospectus has been revised on page 1 to clarify that the Fund does intend to write credit default swaps when the subadviser believes market conditions warrant.  The Fund hereby confirms that the entire notional amount of any credit default swaps written by the Fund will be covered.

Statement of Additional Information

ADDITIONAL INVESTMENT INFORMATION AND RESTRICTIONS

23.                               Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus.

Response:

The Fund has described in the prospectus the investments, techniques and risks that it believes might materially affect the performance of the Fund or that the Fund believes would materially affect the decision of an investor to purchase its shares.

Investment Restrictions, Page 9

24.                               Please revise the fundamental policy on concentration to provide that the Fund will concentrate in mortgage backed securities. The policy currently states the policy will not apply to issuers of such securities.

Response:

The fundamental policy on concentration has been revised on page 9 of the Statement of Additional Information to state that the Fund will concentrate in the real estate industry, which may include commercial mortgage-backed securities, real estate investment trusts (“REITs”), REIT-like structures, and other securities that are secured by, or otherwise have exposure to, real estate.

Independent Trustees, Page 12

25.                               The trustees of the Fund, including the requisite number of disinterested trustees, should be furnished by a pre-effective amendment.

Response:

The Fund intends to include the trustees of the Fund, including the requisite number of disinterested trustees, in a subsequent amendment to the registration statement.

INVESTMENT ADVISORY AND OTHERS SERVICES

ALPS, Page 15

26.                               Please inform the staff how long ALPS Holdings, Inc. has been the subsidiary of DST Systems, Inc. Does DST Systems, Inc. own directly or indirectly any other investment adviser or administrator of investment companies?

Response:

ALPS Holdings, Inc. has been a subsidiary of DST Systems, Inc. (“DST”) since November 1, 2011.  DST owns a minority interest, without voting rights, in Cohanzick Management, LLC; a registered investment adviser.

*                            *                            *                            *

Pursuant to the Commission’s press release (“SEC Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Fund acknowledges the following:

•                  The Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                            *                            *                            *

Any questions regarding the above responses or the Amended Registration Statement should be directed to either Philip J. Niehoff at (312) 701-7843 or Amy W. Pershkow at (202) 263-3336.

Thank you for your attention to this filing.

Very truly yours,

/s/ Philip J. Niehoff

Philip J. Niehoff

cc:	Erin D. Nelson

Amy W. Pershkow

PRINCIPAL REAL ESTATE INCOME FUND

INVESTMENT ADVISORY AGREEMENT

This Investment Advisory Agreement (the “Agreement”) is made and entered into as of this                          day of                          , 2013, by and between ALPS Advisors, Inc., a Colorado corporation (the “Adviser”), and Principal Real Estate Income Fund (formerly known as Principal Commercial Mortgage Backed Securities Income Fund), a Delaware statutory trust (the “Trust”).

WHEREAS, the Trust is registered as a closed-end, non-diversified management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Board of Trustees of the Trust (the “Board”) has approved this Agreement, and the Adviser is willing to furnish certain investment advisory services upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1              Appointment of the Adviser.  The Trust desires to employ its capital by investing and reinvesting in investments of the kind and in accordance with the limitations specified in its Amended and Restated Agreement and Declaration of Trust dated March 15, 2013 (the “Declaration”), and in accordance with the stated investment objectives policies and restrictions of the Fund as from time to time are in effect pursuant to the Trust’s Prospectus and Statement of Additional Information or the direction of the Board (the “Investment Policies”), and in the manner and to the extent as may from time to time be approved by the Board.  The Trust desires to employ and hereby appoints the Adviser to act as investment adviser to the Trust with full discretion to invest and reinvest the Fund’s assets in accordance with the Declaration and the Investment Policies, subject to the Board’s general supervision and direction.  The Adviser accepts the appointment and agrees to furnish the services described herein for the compensation set forth below.

2.             Delivery of Fund Documents.  The Trust has furnished the Adviser with copies, properly certified or authenticated, of each of the following:

a              Amended and Restated Declaration of Trust;

b              Amended and Restated By-laws (the “By-Laws”);

c.             Resolutions of the Board of Trustees of the Trust selecting ALPS Advisors, Inc. as Adviser to the Trust and approving the form of this Agreement; and

d              the Trust’s Form N-2 Registration Statement.

The Trust will furnish the Adviser from time to time with copies, properly certified or authenticated, of all amendments of or supplements to the foregoing, if any.

3.             Services provided by the Adviser. Subject to the general supervision and direction of the Board, the Adviser will: (a) manage the Trust’s assets and continuously invest and reinvest the Trust’s assets on a fully discretionary basis; (b) furnish a continual investment program for the Trust in accordance with the Trust’s Investment Policies; (c) make investment decisions for the Trust; (d) provide the Trust with investment research and statistical data, advice and supervision, data processing and clerical services; (e)

provide the Trust with access to certain office facilities, which may be the Adviser’s own offices; (f) determine what securities shall be purchased for the Trust, and what securities shall be held or sold by the Trust; (g) determine what portion of the Trust’s assets shall be held uninvested; (h) review asset allocations and investment policies with the Board every quarter; (i) advise and assist the officers of the Trust in taking such steps as are necessary or appropriate to carry out the decisions of the Board and its committees with respect to the foregoing matters and the conduct of the business of the Fund; and (j) otherwise manage the Trust’s business affairs.

In addition, the Adviser will furnish the Trust with whatever statistical information the Trust may reasonably request with respect to the securities or other assets that the Fund may hold or contemplate purchasing.  Further, the Adviser will keep the Trust informed of developments materially affecting the Trust, and will, on its own initiative, furnish the Trust from time to time with whatever information the Adviser believes is appropriate for this purpose.

The Adviser may provide the services described in (a), (c) (f) and (g) above, either directly or by appointing suitable sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”).  The Adviser’s responsibilities under Section 7 (brokerage selection), Section 9 (books and records), Section 10(b) (valuation and significant events) and Section 11 (voting) with respect to a Sub-Adviser’s Sub-Account (defined below) shall be fulfilled by that Sub-Adviser. The appointment of Sub-Advisers shall be subject to approval by the Board and, to the extent required by the 1940 Act or any other law or regulation, approval of the shareholders of the Trust.  Further, Sub-Advisers shall serve as such only pursuant to a written agreement that complies in all respects with, and has been approved in accordance with, applicable requirements of the 1940 Act.  With respect to any and all Sub-Advisers, the Adviser will (a) advise the Board which Sub-Advisers the Adviser believes are best suited to serve as such with respect to the assets of the Trust to be allocated to separate sub-accounts (“Sub-Accounts”) of such Sub-Adviser; (b) monitor and evaluate the investment performance of each Sub-Adviser’s Sub-Account; (c) allocate and reallocate the portion of the Trust’s assets to be managed by each Sub-Adviser in its Sub-Account; (d) recommend terminations or additions of Sub-Advisers when deemed appropriate by the Adviser; (e) coordinate and monitor the investment activities of the Sub-Advisers relative to the Sub-Accounts to ensure compliance with the Fund’s Investment Policies and applicable laws, including the 1940 Act and Internal Revenue Code of 1986, as amended; (f) implement procedures reasonably designed to ensure that the Sub-Advisers comply with the Trust’s Investment Policies and with any other policies, restrictions, guidelines or limitations of the Trust or the Adviser relative to the Sub-Adviser’s management of the Sub-Account; and (g) provide reports and information to the Trust regarding the Sub-Advisers and their performance as the Trust may reasonably request from time to time.  Sub-Advisers will be compensated from the Adviser’s fee hereunder and will not receive a separate fee from the Trust.

The Adviser is also responsible for making recommendations to the Board regarding, and monitoring (for purposes of 1940 Act compliance, general market conditions and otherwise), the Trust’s use of bank borrowings (other than reverse repurchase agreements) or other similar term loans and the Fund’s issuance of preferred shares (or other “senior securities” in the form of debt or stock pursuant to Section 18 of the 1940 Act) if any. Notwithstanding anything contained herein to the contrary, should a Sub-Adviser choose to utilize reverse repurchase agreement obligations, derivative instruments or other instruments or trading practices that, according to the Securities and Exchange Commission (“SEC”) or its staff, may cause senior securities concerns, the Trust acknowledges that the monitoring of the use of such instruments or trading practices for compliance with the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, is the responsibility of the Sub-Adviser and not the Adviser.

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The Adviser will also execute the roadshow by providing the Trust with a sales team for the roadshow including regional wholesalers, internal wholesalers and members of the Adviser’s senior management team.  The Adviser will: (a) assist in writing and developing all sales and marketing materials for the Trust; (b); coordinate the roadshow and syndication; (c) provide secondary market support to the Trust with the wholesaling team; (d) provide a toll free phone line with registered representatives; (e) produce marketing pieces (including fact sheets, slicks and brochures); (f) create presentations related to the Trust; and (g) create web architecture, design, layout and maintenance.

In all of its activities hereunder, the Adviser and its directors, officers and employees shall act in strict conformity with the Investment Policies, the Declaration and By-laws, the 1940 Act and the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and any and all other applicable laws, rules or regulations.

4.             Allocation of Charges and Expenses.  The Adviser will make available, without expense to the Trust, the services of such of its officers, directors and employees as may be duly elected as officers or trustees of the Trust, subject to the individual consent of such persons to serve and to any limitations imposed by law.  The Adviser will pay all expenses incurred in performing its services under this Agreement, including compensation of and office space for directors, officers and employees of the Adviser connected with management of the Fund and compensation of Sub-Advisers.  The Adviser will not be required to pay any investment advisory related expenses of the Trust other than those specifically allocated to it in this paragraph.  In particular, but without limiting the generality of the foregoing, the Trust will be required to pay brokerage and other expenses of executing the Trust’s portfolio transactions; taxes or governmental fees; interest charges and other costs of borrowing funds; litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust’s business.

5.             Compensation of the Adviser.  In consideration for the services to be performed under this Agreement, the Adviser shall receive from the Trust a management fee, calculated on a monthly basis at the annual rate of 1.05% of the Fund’s average Total Managed Assets, as that term is defined in the Prospectus and Statement of Additional Information dated             , 2013 (the “Registration Statement”), during the month. For this purpose, asset values will be the same as those that the Trust uses to calculate its daily net asset value pursuant to the requirements of the 1940 Act.  If the Adviser provides services to the Trust under this Agreement for a period of less than a full calendar month, the Advisory Fee will be proportionately reduced to reflect only the number of days during the month the Trust was under the Adviser’s management.  Compensation of Sub-Advisers shall be paid from the amounts paid to the Adviser hereunder.

6.             Services to Other Accounts.  The Trust understands that the Adviser acts as investment adviser to other managed accounts.  Whenever the Trust and one or more other accounts advised by the Adviser are prepared to purchase or sell the same security or other assets, available purchase or sale opportunities will be allocated among the Adviser’s advisory accounts in accordance with the written policies of the Adviser and in a manner believed by the Adviser to be fair and equitable to each entity under the specific circumstances and consistent with Adviser’s fiduciary duties.  The Trust recognizes that in some cases this procedure may affect adversely the price paid or received by the Fund or the size of the position purchased or sold by the Fund.  In addition, the Trust understands that the persons employed by the Adviser to provide service to the Fund in connection with the performance of the Adviser’s duties under this Agreement will not devote their full time to that service.  Moreover, nothing contained in this Agreement will be deemed to limit or restrict the right of the Adviser or any “affiliated person” of the Adviser to engage in and devote time and attention to other businesses or to render services of whatever

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kind or nature to other persons or entities, including serving as investment adviser to, or employee, officer, director or trustee of, other investment companies.

7.             Brokerage and Avoidance of Conflicts of Interest.  In connection with purchases or sales of securities and other assets for the account of the Trust, neither the Adviser nor any of its directors, trustees, officers, employees or other “affiliated person” (as that term is defined in the 1940 Act) will act as a principal or agent or receive any commission or other compensation with respect to such purchases or sales.   The Adviser shall arrange for the placing of all orders for the purchase and sale of securities or other assets for the Fund’s account with brokers or dealers selected by the Adviser.  In the selection of such brokers or dealers and the placing of such orders, the Adviser will use its best efforts to seek for the Fund the most favorable execution and net price available and will consider all factors the Adviser deems relevant in making such decisions including, but not limited to, price (including any applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm involved and the firm’s risk in positioning a block of securities.

Subject to the foregoing, the Adviser may, on behalf of the Trust, pay brokerage commissions to a broker which provides brokerage and research services to the Adviser in excess of the amount another broker would have charged for effecting the transaction, provided (i) the Adviser determines in good faith that the amount is reasonable in relation to the value of the brokerage and research services provided by the executing broker in terms of the particular transaction or in terms of the Adviser’s overall responsibilities with respect to the Trust and the accounts as to which the Adviser exercises investment discretion, (ii) such payment is made in compliance with Section 28(e) of the Securities Exchange Act of 1934, as amended, and any other applicable laws and regulations, and (iii) in the opinion of the Adviser, the total commissions paid by the Trust will be reasonable in relation to the benefits to the Fund over the long term. It is recognized that the services provided by such brokers may be useful to the Adviser in connection with the Adviser’s services to other clients in addition to the Trust.

8.             Standard of Care; Limitation of Liability.  The Adviser will exercise its best judgment in rendering the services described herein.  The Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which this Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by the Adviser of its obligations and duties under this Agreement, or a loss resulting from a breach of fiduciary duty with respect to receipt of compensation for services (in which case any award of damages shall be limited to the period and amount set forth in Section 36(b)(3) of the 1940 Act).

9.             Books and Records.  The Adviser will maintain all books and records required to be maintained pursuant to the 1940 Act and the rules and regulations promulgated thereunder with respect to transactions made by it on behalf of the Trust including, without limitation, the books and records required by Rule 31a-l under the 1940 Act. The Adviser will also preserve all such books and records for the periods prescribed in Rule 31a-2 under the 1940 Act. The Adviser further agrees that all books and records maintained hereunder shall be made available to the Trust at any time upon reasonable request, including facsimile, as soon as practicable.  Upon termination of this Agreement, the Adviser, at it expense, shall promptly upon demand, return to the Trust any and all such records in a format reasonably requested by the Trust. The Adviser shall not be required to maintain books and records that are required to be maintained by the Trust’s administrator (other than those that the Adviser is nevertheless required to maintain pursuant to applicable laws and regulations).

10.          Reports, Information and Valuation.  (a) The Adviser will furnish to the Trust, from time to time and as the Trust may request, reports and other data or information on portfolio transactions and reports

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and other data or information on investments held in the portfolio or regarding the Sub-Advisers, all in such detail and in such frequency as may be reasonably requested from time to time. The Adviser will also provide the Trust, on a regular basis, with economic and investment analysis and reports or other investment services normally available to institutional or other clients of the Adviser.  The Adviser will make available its officers and employees to discuss with the Board  the investments of the Trust and the Sub-Advisers’ performance, quarterly, or upon due notice, at a time requested by the Board. The Adviser further agrees that it will not change the Trust’s investment strategies, as set forth in the Investment Policies, without the Trust’s approval, or change portfolio managers or portfolio management team members, or other key personnel, without providing prompt notice to the Trust.

(b) On an ongoing basis, the Adviser shall monitor market developments for significant events occurring after the close of the primary markets for particular portfolio investments that may materially affect their value, and shall promptly notify the Trust of any such event that comes to the Adviser’s attention.  In addition, the Adviser will respond promptly to a request from the Trust for information needed to assist the Trust in the valuation of any portfolio investment, and to provide to the Trust such information as is in the Adviser’s possession regarding the same.

(c) The Adviser shall also cooperate with the Trust’s legal counsel, any counsel to the Trust’s directors who are not “interested persons” of the Trust (as that term is defined under the 1940 Act) and the Trust’s independent public accounting firm.

11.          Voting.  The Adviser will, unless and until otherwise directed by the Trust, exercise all investor rights with respect to assets held by the Trust, including but not limited to voting proxies pursuant to its proxy voting policies and procedures. If requested by the Trust, the Adviser will report to the Trust regarding such voting in a format reasonably requested by the Trust.  The Adviser represents that it has adopted and implemented written policies and procedures that are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Trust in compliance with the requirements of Rule 206(4)-6 under the Advisers Act.  The Adviser shall promptly provide notice and copies of any material changes to its policies procedures or other guidelines for voting proxies to the Trust.  Upon request, the Adviser shall provide the Trust with a complete and current copy of its policies, procedures and other guidelines or a description of the same for the purpose of disclosing such information as required by applicable law.

The Adviser will promptly inform and forward to the Trust any and all information received by Adviser relating to any class action or other litigation, any bankruptcy matters, or any other legal proceedings involving the Trust’s portfolio investments.

12.          Compliance Matters.  The Adviser shall promptly provide the Trust’s Chief Compliance Officer (“CCO”), upon request, copies of its policies and procedures for compliance by the Adviser and the Trust with the Federal Securities Laws as defined in Rule 38a-1 under the 1940 Act and promptly provide the CCO with copies of any material changes to those policies and procedures. The Adviser shall cooperate with the CCO as to facilitate the CCO’s performance of his/her responsibilities under Rule 38a-1 to review, evaluate and report to the Board on the operation of the Adviser’s compliance policies and procedures and shall promptly report to the CCO any “Material Compliance Matter” as defined by Rule 38a-1(e)(2). At least annually, the Adviser shall provide a certification to the CCO to the effect that the Adviser has in place and has implemented policies and procedures that are reasonably designed to ensure compliance by the Trust and the Adviser with the Federal Securities Laws.

13.          Representations and Certifications.  The Trust makes the following representations to the Adviser: (i) the Trust is a Delaware statutory trust duly registered as a closed-end management investment company under the 1940 Act; (ii) the execution, delivery and performance by the Trust of this Agreement

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are within the Trust’s powers and have been duly authorized by all necessary action on the part of the Board, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Trust for the execution, delivery and performance by the Trust of this Agreement; (iii) the execution, delivery and performance by the Trust of this Agreement do not contravene or constitute a default under  any provision of applicable law, rule or regulation, the Declaration, or any agreement, judgment, injunction, order, decree or other instrument binding upon the Trust; and (iv) this Agreement is a valid and binding agreement of the Trust, enforceable against it in accordance with the terms hereof.

The Adviser makes the following representations to the Trust:

(a)           The Adviser (i) is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect, (ii) is not prohibited by the 1940 Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement, (iii) has met and will seek to continue to meet for so long as this Agreement is in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement, (iv) has the full power and authority to enter into and perform the services contemplated by this Agreement, and (v) will promptly notify the Trust of the occurrence of any pending or existing event or circumstance that would disqualify Adviser or its directors, officers or employees from serving as investment adviser, director or officer of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise.

(b)           The Adviser will discharge its duties under this Agreement in accordance with the applicable provisions of the 1940 Act, the Advisers Act, the rules and regulations thereunder, and any and all other applicable laws.

(c)           The execution, delivery and performance by the Adviser of this Agreement are within the Adviser’s powers and have been duly authorized, and no action by or in respect of, or filing with, any governmental body, agency or official is required on the part of the Adviser for the execution, delivery and performance by the Adviser of this Agreement.

(d)           The execution, delivery and performance by the Adviser of this Agreement do not contravene or constitute a default under (i) any provision of applicable law, rule or regulation, (ii) the Adviser’s certificate of incorporation or by-laws, or (iii) any agreement, judgment, injunction, order, decree or other instrument binding upon the Adviser.

(e)           This Agreement is a valid and binding agreement of the Adviser, enforceable against it in accordance with the terms hereof.

(f)            The Form ADV of the Adviser, to be provided to the Trust in connection with the execution of this Agreement, is a true and complete copy of the form as currently in effect.

(g)           The Adviser’s Code of Ethics, as provided to the Trust in connection with the approval of this Agreement, has been duly adopted by the Adviser and meets the requirements of Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act.

(h)           The Adviser agrees to maintain an appropriate level of errors and omissions or professional liability insurance coverage.

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(i)            The Adviser has adopted and implemented policies and procedures reasonably designed to prevent violation by the Adviser and its supervised persons of the Federal Securities Laws (as defined under the 1940 Act and the Advisers Act).

(j)            There is no material fact provided by the Adviser respecting or relating to the Adviser that is contained in the Registration Statement  that is untrue or inaccurate in any material respect. The Adviser will notify the Trust promptly of any material fact that the Adviser previously provided respecting or relating to the Adviser that is contained in the Registration Statement that becomes untrue or inaccurate in any material respect.

All representations and warranties made pursuant to this section shall survive for the duration of this Agreement, and each party hereto, upon becoming aware that any of its representations and warranties are no longer true in a material respect, shall promptly notify the other party.

Within forty-five (45) days after the end of each calendar year during that this Agreement is in effect, and as otherwise requested by the Fund, the Adviser shall certify to the Fund that it has complied with the requirements of Rule 17j-l under the 1940 Act and Rule 204A-1 under the Advisers Act during the previous year and that there has been no material violation of the Adviser’s Code of Ethics or, if such a violation has occurred, that appropriate action was taken in response to such violation.  Upon the Trust’s written request, the Adviser shall permit the Trust to examine the reports required to be provided to the Adviser under Rule 17j-1 and Rule 204A-1, and all other records relative to the Adviser’s Code of Ethics.

14.          Duration, Termination and Interpretation of this Agreement.  This Agreement shall remain in force for an initial term of two years.  The Agreement shall continue thereafter only so long as such continuance is specifically approved at least annually by the Board and by a majority of the members of the Board who are not interested persons of the Adviser or the Trust, cast in person at a meeting called for the purpose of voting on such approval, or by vote of a majority of the outstanding voting securities of the Trust.  The requirement that continuance of this Agreement be specifically approved at least annually shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder.  This Agreement may, on sixty (60) days written notice to the Adviser, be terminated at any time without the payment of any penalty, by the Board, or by vote of a majority of the outstanding voting securities of the Trust. This Agreement also may be terminated by the Adviser on no less than sixty (60) days written notice to the Trust.

This Agreement shall automatically terminate in the event of its assignment.  The Adviser agrees to provide the Trust with reasonable written notice of any event(s), transaction(s) or circumstance(s), that could result in an assignment of the Agreement.

In interpreting the provisions of this Agreement, the definitions contained in Section 2(a) of the 1940 Act (particularly the definitions of “interested person”, “assignment” and “majority of the outstanding voting securities”), as from time to time amended or interpreted by the SEC or its staff, shall be applied, subject, however, to such exemptions as may be granted by the SEC by any rule, regulation or order.   Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the 1940 Act shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the SEC validly issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is relaxed by a rule, regulation or order of the SEC, whether of special or of general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

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15.          Amendment of this Agreement.  A provision of this Agreement may be amended, changed, waived, discharged or removed only by an instrument in writing signed by the party against whom enforcement of the amendment, change, waiver, discharge or removal is sought.  An amendment to this Agreement shall not be effective until approved by the Board, including a majority of the directors who are not interested persons of the Adviser or of the Trust, in accordance with the 1940 Act.  To the extent legal counsel to the Trust concludes that shareholder approval of a particular amendment to this Agreement is required under the 1940 Act, such amendment will not be effective until the required shareholder approval has been obtained.

16.          Notice.  Any notice, advice or report to be given pursuant to this Agreement shall be delivered or mailed:

To the Adviser at:

ALPS Advisors, Inc.

1290 Broadway, Suite 1100

Denver, CO 80203

Attn: General Counsel

To the Trust at:

Principal Real Estate Income Fund

1290 Broadway, Suite 1100

Denver, CO 80203

Attention: President

17.          Entire Agreement; Governing Law. This Agreement constitutes the entire agreement of the parties, shall be binding upon and shall inure to the benefit of the parties hereto and shall be governed by Delaware law in a manner not in conflict with the provisions of the 1940 Act.  To the extent that the laws of the State of Delaware conflict with applicable provision of the 1940 Act, the latter shall control.

18.          Confidentiality.  Any information about a party hereto that such party, supplies to the other party to this Agreement, which is not otherwise in the public domain or previously known to the receiving party, shall be regarded as confidential and held in the strictest confidence. Similarly, any information about a party hereto that is generated or recorded by the other party hereto pursuant to this Agreement, which is not otherwise in the public domain, also shall be regarded as confidential and held in the strictest confidence (such information, together with the information referenced in the previous sentence, collectively, “Confidential Information”). Confidential Information includes, but is not limited to: the books and records referenced in Section 9 hereof, and any other data, records or other information in any form regarding the securities or other assets held or to be acquired by the Trust, the transactions in securities or other assets effected or to be effected on behalf of the Trust, or financial information or any other information relating to a party to this Agreement.

No party may use Confidential Information about the other party, except solely: (i) for the legitimate business purposes of the Trust for which the Confidential Information was provided, generated or recorded; or (ii) as specifically agreed to in writing by the other party to which the Confidential Information pertains. No party may disclose to others Confidential Information about the other party, except solely: (i) as may be required by applicable law or compelled by judicial or regulatory authority having competent jurisdiction over the party; or (ii) as specifically agreed to in writing by the other party to which the Confidential Information pertains. Notwithstanding the foregoing, the Fund may disclose

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Confidential Information regarding the Adviser to a third party for the legitimate business purposes of the Fund for which the Confidential Information was provided, generated or recorded.

Further, no party may trade in any securities issued by another party while in possession of material non-public information about that party or such securities.  Lastly, the Adviser may not consult with any other investment advisers of the Trust about transactions in securities or other assets of the Fund, except for purposes of complying with and otherwise fulfilling the obligations under this Agreement, or complying with the 1940 Act or SEC rules or regulations applicable to the Trust.

Nothing in this Agreement shall be construed to prevent the Adviser from lawfully giving other persons investment advice about, or lawfully trading on their behalf in, the shares issued by the Trust or securities or other assets held or to be acquired by the Trust.

19.          Miscellaneous.  Neither the holders of shares of the Trust nor the officers or trustees of the Trust in their capacities as such shall be personally liable hereunder.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.  If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The preceding sentence, and Sections 8, 9, 14 (regarding interpretation), 16, 17, 18 and 19 shall survive the termination of this Agreement.

20.          Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ALPS ADVISORS, INC.	PRINCIPAL REAL ESTATE INCOME FUND

By:	By:

Name:	Name:
Title:	Title:

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